Issuer Free Writing Prospectus dated August 6, 2018

Filed by: SM Energy Company

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-226597

SM ENERGY COMPANY

6.625% Senior Notes due 2027

Pricing Term Sheet

August 6, 2018

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated August 6, 2018.  The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used but not defined in this Pricing Term Sheet have the respective meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	SM Energy Company (the “Company”)

Principal Amount:	$500,000,000

Net Proceeds:	$493,000,000

Use of Proceeds:

To fund the repurchase or redemption, as applicable, of up to $85.0 million of the Company’s 6.125% Senior Notes due 2022 and any and all of the Company’s 6.50% Senior Notes due 2023 and the remainder for general corporate purposes.

Title of Securities:	6.625% Senior Notes due 2027 (the “Notes”)

Final Maturity Date:	January 15, 2027

Issue Price:	100.0%, plus accrued interest, if any, from August 20, 2018

Coupon:	6.625%

Yield to Maturity:	6.625%

Interest Payment Dates:	January 15 and July 15, beginning on January 15, 2019

Record Dates:	January 1 and July 1

Optional Redemption:

The Notes may be redeemed, in whole or in part, at any time prior to January 15, 2022, at the option of the Company, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date.

In addition, on or after January 15, 2022, the Company may redeem all or, from time to time, a part of the Notes at the following redemption prices (expressed as a percentage of principal amount of the Notes), plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on January 15 of the years indicated below:

	Year	Percentage
	2022	104.969%
	2023	103.313%
	2024	101.656%
	2025 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Up to 35% at 106.625% prior to January 15, 2021, plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date

Underwriters:

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Wells Fargo Securities, LLC

J.P. Morgan Securities, LLC

Barclays Capital Inc.

BBVA Securities Inc.

RBC Capital Markets, LLC.

Capital One Securities, Inc.

Scotia Capital (USA) Inc.

Comerica Securities, Inc.

BOK Financial Securities, Inc.

KeyBanc Capital Markets Inc.

U.S. Bancorp Investments, Inc.

Goldman Sachs & Co. LLC

Tudor, Pickering, Holt & Co. Securities, Inc.

Trade Date:	August 6, 2018

Settlement Date:	August 20, 2018 (T+10 business days)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP and ISIN Numbers:	CUSIP: 78454L AP5 ISIN: US78454LAP58

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent effected by the changes described herein.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by contacting BofA Merrill Lynch toll free at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, Wells Fargo Securities, LLC at 608 2nd Ave S, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service or by email wfscustomerservice@wellsfargo.com, or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Post-Sale Fulfillment, or by email at prospectus-eq_fi@jpmchase.com.